UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-16581

Santander Holdings USA, Inc.

(Exact name of registrant as specified in its charter)

75 State Street

Boston, Massachusetts 02199

(800) 493-8219

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed-Rate Reset Non-Cumulative

Perpetual Preferred Stock, Series I, par value $0.01 per share

(Title of each class of securities covered by this Form)

Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Fixed-Rate Reset Non-Cumulative

Perpetual Preferred Stock, Series H, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I, par value $0.01 per share: Zero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Santander Holdings USA, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Santander Holdings USA, Inc.

Date: October 26, 2026	By:	/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Executive Vice President and Senior Deputy General Counsel